Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

John Jannarone (IPO Edge) (00:26):

Good afternoon. Thank you for joining. I’m John Jannarone, editor in chief of IPO Edge, here with my colleague, Jarrett Banks. Our event today is a special one, a one-on-one with the president and CFO of Bowlero, which of course is going public through a merger with a SPAC, ISOS. That’s NYSE, ISOS. Before we meet Brett, I’d like to take care of a little bit of housekeeping. One of the best parts of an event like this today is that Brett will be here to answer your questions. The best thing to do is just submit those right there on the Zoom terminal. You can also shoot an email to editor@ipo-edge.com and we’ll get to those in the second half of today’s roughly hour-long program.

John Jannarone (IPO Edge) (01:03):

Additionally, if you’re unable to make it or have to leave or would like to watch it again, the entire event today will be available for replay in a couple hours. Just go to ipo-edge.com, you’ll find it right there. You can also look it up on Bloomberg Terminals or on Yahoo Finance under ticker ISOS. Before we bring Jared and Brett on, let’s have a little video here to give an introduction to the business for those of you who are new to it.

John Jannarone (IPO Edge) (02:47):

All right, great. Thanks for that, Jarrett. Before I pass this over to you and Brett, I just want to remind everyone of one thing. If you own the SPAC ticker ISOS, it will automatically flip to the new ticker and you’ll own Bowlero shares once the merger is consummated. A final reminder is that while the voting date has not been set yet, it’s expected to be announced pretty soon here I believe. Once that voting date is set, we encourage all investors of any size to vote because even if you only own a few shares in aggregate, it accounts for a whole lot. With that, Jared, I’m going to pass this over to you and you can introduce Brett.

Jarrett Banks (IPO Edge) (03:20):

Thanks a lot, John, and welcome, Brett. Let’s start at the top, if you please, and tell us how Bowlero’s business started and how it got to where it is today.

Brett Parker (03:35):

Sure. Thanks for having me. One of the, I think, fairly unique features of the Bowlero business particularly in SPAC land is the duration that we’ve already had. The business was founded in ’97 when Tom Shannon, our founder and CEO bought a single bowling center down in Greenwich Village called Bowlmor Lanes. It was doing about a million dollars in revenue and losing a little bit of money in EBITDA. He had a vision to reimagine what bowling could be and to take this core experience of bowling, which has very broad appeal, most people have a positive bedrock experience of it from when they were younger but the wrapper has gone stale. The traditional bowling model got to the greasy hot dog and the warm beer and the cold food.

Brett Parker (04:33):

It didn’t really smell great. You had that whole thing encircling what was really a great core experience. The step forward here was to take that core experience and wrap it up in an experience of high design, service and an offering that was relevant to today’s consumer, particularly, the more affluent consumer. That facility was a test kitchen. I joined in 2001, it was still the single location. Then over the next 10 plus years, we grew by building new units only, we built big ones, we made big bets in premiere markets, Bethesda, Maryland, Miami, Silicon Valley, now, Orange County, California. Hit all those big ones. That was really phase one of our experience as a business. We really refined the model and how to operate it.

Brett Parker (05:33):

That set us up so that in late 2012, when the AMF business became available, we pounced immediately and moved to get ourselves in position to own that because we knew that there were massive amounts of opportunity if someone could get in there and actually operate the business properly. We partnered with Cerberus, JPM, NCS. We were the holders of the second name, which was the fulcrum security in that situation. We were able to acquire AMF in 2013. We went overnight from six locations to 272 and from 300 employees to north of 8,000. That was a pretty dramatic transition for us. But it was really fun and it was really exhilarating in that almost everything about what the business was doing was broken. Everywhere you look, there was opportunity and you could go from one thing to the next. In the first year, we took $30 million worth of cost out where we EBITDA double digits.

Brett Parker (06:33):

Then we continued to do that. Less than a year later, we acquired the second largest bowling center operator, which was Brunswick’s bowling center business, which we took out in a corporate carve out from a large manufacturing conglomerate. Then we had this large diversified portfolio of assets that was an incredible proving ground for us and a place that we could continue to deploy capital and earn exceptional returns on a very consistent basis. Our big focus was on optimizing the portfolio and investing where it made sense and getting all these things done. Then I would say 2017, 2018, we really transitioned to where we started adding units. That, I would say, is the next phase going forward is where now we have three main growth vectors that we’re focused on. The conversions of existing centers, which is what I was talking about earlier, taking traditional bowling centers and bringing them to the Bowlero model.

Brett Parker (07:38):

We have acquisitions. This is a highly fragmented industry, which 3,500 or so mom and pops, which are ripe for roll up for us and then through new builds where we’re continuing to build new centers. We opened four in the last, call it, 18 months, new ones. We actually have two in Marque Markets in Virginia and in California, which are opening on Friday of this week. We’re excited about that. Now, we’re layering on top of that core growth with adding the media business with the PBA, the gamification initiatives and then with QMS, which is our software tool. We’ve come a long way from one smelly bowling alley in Greenwich Village. We’re proud of where we are and we think we’re highly differentiated, like I said, from a lot of other companies that are going through similar deal structure than we are in that this is a long duration business that produces a ton of revenue and a ton of EBITDA and has been doing so consistently and with rapid growth for a long time.

Jarrett Banks (IPO Edge) (08:53):

That’s great. I certainly remember those smelly bowling alleys when I was in high school. Don’t think I’d be up for that these days but I’m certain that I would be up for an experience more like what you are talking about. Now, COVID hit businesses, obviously in-person events across the board. Tell us a little bit about how your business has performed through the reopening.

Brett Parker (09:21):

The rebound has been frankly far in excess of what our expectations were. We closed all of our centers in March of ’20, along with every other business like ours. By May, we were able to get some open in Georgia. Then we started to get open Florida and as things came online, revenue came back quickly. One of the big learnings and part of why we’ve been able to operate the business so efficiently since is that we did an analysis actually while everything was closed and we went through an estimated EBITDA break even or cash flow break even for each of the centers on a by center basis. What we found was that we dramatically underestimated the variable nature of our cost structure. We could be profitable at even lower levels than we thought.

Brett Parker (10:09):

We were EBITDA positive in the centers that were open right out of the gates. Then that went on and you had the steady growth as centers came online. That really culminated in our fiscal Q4, the June quarter of this year where April was the last month that we had negative comps versus pre-COVID. That was because we didn’t have California yet, which is our biggest market. May, California came online and we were up 6% versus pre-pandemic levels. June, more than doubled that to 13%. July, doubled that again to 26%. Then August and September to date we’re running north of 20. The revenue recovery has been really strong but what’s been the geometric profit growth that’s come with that has been driven by the fact that not only is revenue higher but that we’re operating in a materially more efficient fashion.

Brett Parker (11:11):

If you look at Q4, for example, our realized EBITDA was up 82% on just a couple percent or a handful percent of revenue growth. We had anticipated originally for our guide for calendar year ’22 required us to get to 105%, so 5% growth of the pre-pandemic revenue levels. Given where we are now as I was describing, running north of 20 and that our future sales will continue to be bolstered by conversions and gains investments, et cetera, in the existing center base, we chose to raise the guide. We brought that up to a 10% growth, which added about $10 million of EBITDA and put our adjusted EBITDA guide at 285 from 275.

Jarrett Banks (IPO Edge) (12:11):

That’s great. How has Bowlero differentiated itself from others in location-based entertainment? Would you say that Top Golf is a comparable experience or how would you differentiate from something like that?

Brett Parker (12:28):

I would say that’s probably the closest in terms of the experience in that you have the communal sense. You’re gathering in a place, whether it’s a bay in their driving range or a pair of lanes in our bowling center, relatively similar. The big differentiator though for us is you don’t have to be good at bowling for it to be fun. For anyone who is not good at golf, golf is not particularly fun. If you can’t consistently hit the ball in the air in the general direction that you’re trying to hit it or sometimes even make contact, that’s really not a lot of fun. Whereas being the person who consistently... Fair enough. Bowling isn’t that way. It’s not gender specific, it’s not age specific.

Brett Parker (13:16):

You don’t have to be good at it to have fun. You’re at the lane as an inherent cheekiness about it that it doesn’t really matter. Your friend goes up and maybe you cheer, maybe you jeer, maybe you laugh but you’re having this communal experience and whether they’re knocking down a lot of pins or not, really doesn’t matter. I think that that’s probably our biggest advantage versus something like a Top Golf. Then the similarity, like I said, is the communal nature. That’s what sets us apart from the other FECs or even theme park operators where you tend to enter with a group and then scatter and you don’t get that communal experience. That’s been really important. Then in terms of differentiating as a business, it’s important to remember a few things.

Brett Parker (14:06):

Number one, the underlying economics of bowling are incredible. About two thirds of our revenue is bowling and shoes, and it has essentially zero variable cost. The incremental margins are incredibly high and that leaves a huge amount of operating leverage and a lot of leeway in terms of enduring tougher times, like we were talking about coming out of COVID. Then you’ve got very low maintenance CapEx. We spend $10 to $12 million a year on maintenance CapEx, which compared to what it takes to keep, again, a theme park or an FEC that needs the newest video games operating, it’s considerably lower. Most people don’t know this unless you’ve read the stat recently through our process probably, but bowling is the number one participatory sport in America.

Brett Parker (14:57):

70 million people a year bowl. Golf, by comparison, I think, is in the twenties. It’s materially more popular than others. Then I talked about this earlier but our ability to grow through various vectors, including the roll up is not something that anyone else really in the experiential entertainment section has other than a few who already executed their rollups being the live nation, veil resorts who’ve done it very well. Those strategies don’t apply to the arcade places and that sort of thing.

Jarrett Banks (IPO Edge) (15:40):

That’s great. Can you tell us why you decided to go public through a SPAC?

Brett Parker (15:49):

I get this question a lot. I think the reality is that the mode matters less than whether or not we belong public. We came to a point late last year or early this year where there was a lot of conviction that that was the appropriate next step for us, that we belong in the public markets and that we would be a well-received public company. The momentum behind the SPAC trade in general around the first calendar quarter of this past year was extremely high. Of course, we had to look hard at it. We looked side by side at the SPAC route versus the traditional IPO route. Economically, they were basically in a dead heat because the SPAC has a little bit more dilution but you can give projections and help people to understand your business better, which should lead to a higher valuation and you have the potential of finding a value added partner, which we were able to do.

Brett Parker (17:00):

We said, “Okay, let’s explore it. To the extent that we can achieve those goals, we think it makes sense to do and to do through a SPAC.” I think we met with about 15 SPACs, had 12 offers. They were all economically similar. We were fortunate enough to be in a situation where we were able to pick a partner that could really check that value add box for us. Whereas most SPACs are either celebrities are just trading on their name, financials who are nothing but money and money’s fine but that’s not a particularly compelling reason to partner with one person versus another.

Brett Parker (17:45):

Or a lot of industry has been type folks who... I don’t want to deride them but they’re just beyond the point in their career where they’re particularly interested in doing much. When we met George and Michelle from ISOS, their history is having run the WWE for 11 years. They recently came out of that. They’re very much in the prime of their careers. There was a meeting of the minds as people that the relationships really worked. Then most importantly, there was a very, very good symbiotic fit where we have recently been investing in media and in international expansion and the globalization of the brand and really working on guest engagement and viewer engagement. That’s a little bit outside of our home box.

Brett Parker (18:42):

It’s an area where we could use the help and that’s where they have massive expertise, have done this, have proven they know how to do it. They’re very much actively engaged in helping us. There are areas of the business where they can help us drive it forward faster than we otherwise might have. They also are confident enough people and come from being operators of businesses that they understand that there are other aspects of the business that we’ve got nailed down. It’s really those complimentary factors that brought us to this.

Jarrett Banks (IPO Edge) (19:18):

Now, you mentioned globalization, I’m curious about that and other drivers of your growth strategy and how you’ll continue to grow at these levels.

Brett Parker (19:34):

We’ve got a handful of things going on. Number one, within the core business, you’ve got the main drivers being the acquisition of centers, again at highly fragmented industry. We’re the largest player by almost eight times but we’re only 8% of the industry. The roll up opportunity is tremendous. We’re working very quickly on driving that forward. The second piece is the new build. I talked about how we’re doing the new builds and we have done and we’ll continue to do those. Then there’s the conversions of the existing centers where we still have 182, I think it is, unconverted centers that are traditional model. Would we take 100% of those to the Bowlero model? No. But probably somewhere around half would make the cut. There’s a lot to be done there.

Brett Parker (20:32):

Those are, again, very predictable, very high return, 37% historical returns on doing those. That acquire build, convert as the key ways to grow. Then within our core business, again, a differentiator versus a lot of people in our space, we have real organic growth. Even in centers where we haven’t invested capital, we’ve had consistent sales growth since we’ve owned them. That’s really powerful because it’s a lot of dollars. Even if it’s a small percentage, you can drive substantial growth in terms of revenue. It comes at very, very, very high margin as I was describing earlier. Then, beyond that, you have the other stuff. International, I’ll start there since you started the question there. We already have an operating base in Mexico and in Canada.

Brett Parker (21:31):

In those two markets, because they’re proximate and we have bases of operation there, we would probably invest our own capital and grow owned units in those markets. Then for the rest of the world, we would do it on a more capital light basis where we would bring in local partners and do licensing or JVs as many people have done over the years. I think we have a pretty good setup there for two reasons. One, our brand is pure Americana and whatever the world thinks of Americans at any given time, Americana tends to sell pretty darn well. Then two, we’ve got George and Michelle are real experts. They took a business that was essentially 100% US when they came into it and it was [inaudible 00:22:19] international when they left. They’ve got history of doing that.

Brett Parker (22:24):

Bowling has already proven itself to be a global business. There’s two public companies in Britain, they own bowling centers. There’s a pretty large player in Australia. South Korea has 1,200 bowling centers and three million league bowlers. Bowling’s very popular in South Korea. Indonesia has a big bowling presence. Then there’s markets like the Middle East where just desperate to bring in indoor family recreational activity type stuff and I think very ripe for us. That’s one bucket. Then you have these other series of things that we’re doing, which are generally designed to drive incremental traffic in the centers and drive the business higher. But each is its own discreet business as well.

Brett Parker (23:18):

The first of those is the PBA, the Professional Bowlers Association, which we own, we bought in 2019. That produces 70 hours or so of first run linear programming on Fox and CBS. We get a ton of re-airs. It’s more like 10X that in terms of actual time on screen. Last year was our number one viewership year. We had 23 million viewers for the PBA. We use that essentially as a giant commercial for bowling and particularly Bowlero. We’ve added a ton of content, a ton of production value. We host now almost exclusively in our center so that we can showcase visually what they are to folks. We talk about the brands on the telecast. We’ve actually been able to cut marketing expenses in the core business by about $10 million a year since buying it because it’s a much more efficient way to get to the audience and the business is standalone profitable.

Brett Parker (24:25):

It’ll do about a million dollars of EBITDA this year as our guide and get to $5 million, call it by 2023. Most of that growth is through incremental sponsorship revenue. It’s not going to change our lives in terms of EBITDA generation but the fact that you can couple that EBITDA generation with the marketing savings in the core business and drive traffic through this virtuous cycle of engagement where people watch it on TV, they see it, now it’s front of mind, they go check it out, they enjoy it. They come again. All of that value creation happens. That’s a strategy that we’re really excited about. Then there’s eSports. That’s a growing trend obviously.

Brett Parker (25:09):

While I believe very strongly that bowling is not subject to digitization, we did launch a game in partnership with Skillz called Strike! by Bowlero. In that game, you play tournaments on your phone and the majority of prizes that people win are effectively coupons to come to our centers. You bowl in this digital tournament while you’re on the subway or whatever you’re doing, and then if you win, you get a free game of bowling at a Bowlero center or a free game card or this sort of thing. You’re taking extremely high margin, low cost to produce giveaways and using them through that platform to drive traffic. We participate in the economics of the game.

Brett Parker (25:51):

We get some positive cash flow out of it but again, the real driver shareholder value there is through increased engagement with the brand. Similarly, you have the gaming and gamification initiatives, which have the same intent in terms of increasing engagement, duration, spend and all that is broken down again into a couple parts. Number one, sports betting. We have sports betting on the PBA in partnership with FOX Bet. That’s part of driving that whole engagement engine for the PBA. Then secondly, in our centers in states where sports betting is legal, we have partnered with a company called BettorView that puts up screens that have money lines and schedules and results, et cetera, to support people’s knowledge of what’s going on in the world of sports and then runs ads for the sports books that you partner with.

Brett Parker (26:49):

Then as the venue, you get some economic participation based on signups and bets. But you also get to be the home base for that activity. It enhances the experience in new centers. So far, we’ve partnered with the 888, which is a sports book that uses Sports Illustrated IP, has a lot of ability to drive folks to it. Then we just signed up with DraftKings as well. I think there’s significant upside there in our lounges. There’s a lot of crossover between especially competitive bowlers, league bowlers and sports betting. It’s not a long putt to think about keeping a league bowler around for an extra 30 minutes to have one more appetizer while they watch the end of the game that they bet on while they were bowling.

Brett Parker (27:44):

I think that’s value creation cycles there. Then there’s wagering on your own performance from a skill-based gaming perspective. That’s something that we have beta tested through a series of tournaments that we’ve run completely online where... The bowling takes place in the bowling center but the tournament itself happens by aggregating data on your phone. We partnered with a company called Lane Talk to prove out essentially two things through this tournament. One that we could get the technology to work. You could come in, get an app on your phone, log in. We know who you are. We know where you are. We get your scored directly downloaded on the scoring system.

Brett Parker (28:26):

We can keep track of that and make it hard for you to cheat. Number two, we needed to prove that it could significantly increase engagement. From a technology standpoint, it works flawlessly. We completed one tournament. We’re in process on our second now. The first one had about 5,000 entrants. Current one has over 13,000. They could be bowling many, many bowlers at the same time and people bowling all across the world. There’s 700 centers in the one this year in something like 30 countries.

Brett Parker (29:07):

Tremendous amount of stress from a technology standpoint and it’s held up great. More exciting though is that those bowlers who are in the tournament have bowled in three weeks in the current tournament, 13,000 bowlers bowled over 80,000 games and spent 65,000 hours in the centers. Our typical bowler comes one or one and a half times a year and bowls two games per visit. The level of engagement, the level of spend, the duration, the frequency is immeasurably higher among people engaged in this tournament than among the broader population.

Brett Parker (29:51):

Now, the next step is to bring that forward where we continue running these tournaments but also where we use the same technology and the same engagement mechanisms to engage with you as an individual and to say, “Hey, here’s the odds of hitting a strike. Do you want to place a wager that you can get it? Oh, you didn’t get it. You got a seven. Here’s the odds on picking up the spare.” Since it’s all game of skill, we think that the regulatory regime, at least in many states, won’t be particularly hard. That’s something that we’re working to bring to market as quickly as we can.

Jarrett Banks (IPO Edge) (30:36):

That’s super interesting. When I think of the typical bowler, I think of people like the characters in the Big Lebowski. Could you talk about who these core consumers are, what they look like? Of course, you talked about the league guys but I wonder, is that your average customer?

Brett Parker (30:58):

No. It’s hard to really put a finger on what an average customer is because it varies quite a lot by location. There are some locations where there are traditional bowling centers and blue collar markets in an industrial part of town. It is very much that traditional sport bowling, guys are matching shirts every Tuesday night drinking Bud Light and that’s great, and we love them. Then there are centers in upscale, affluent, urban markets where on Tuesday night, it’s probably some sort of a corporate event. On Thursday, Friday night, it’s date night. On Saturday during the day, it’s kids’ birthday parties. On Saturday night, it might be a bar or bat mitzvah. You run through the week that way. The guest really varies. But what’s interesting about our business and what I just touched on a bit but I didn’t say it overtly is most people say, “You can’t be all things to all people,” and generally that’s true.

Brett Parker (32:01):

Our business comes pretty darn close because what we’ve really landed on is that if you make it nice and you make it hip and fun and cool and the service is good and the offerings are quality, you’re not turning anyone off. You have a lot of people who have targeted only the kids and family angle. Then it’s not really nice enough to attract you and your significant other to go for a date night. Or you have people that have gone really nice and they’ve gotten confused about what they’re doing. They only put a few lanes in and a big restaurant and bowling is just the hook. Then the economics don’t really work. Where we’ve landed is a nice big bowling center that’s totally relevant for kids and families during the day, maybe senior leagues during the day for leagues and events at varying levels week nights and then for a fun, hipster-type crowd on the weekends, evenings.

Jarrett Banks (IPO Edge) (33:09):

Bowling alleys haven’t traditionally been high in venues. You’ve talked about this but how have you been able to change that paradigm? I love this idea of the gamification of everything where I can take some wagers on whether I’m going to bowl a strike. Can you talk a little bit about that?

Brett Parker (33:32):

Fundamentally, it’s just about making a place that is relevant to the consumer. What does that mean? It means a fun, hip design. It’s a lot of what you saw on the video where we’ve... There’s a few core elements going from the hard plastic seating to soft couches, that sort of thing. The video wall out at the end of the lanes instead of just looking at a design of something completely random, city scape, smoke addled view down at the end of the lanes. We’ve got great avian capabilities. Then offering food that is relevant but surprisingly good. We learned early on that the knife and fork entree, white tablecloth sort of thing, you’re never going to convince people to do that in a bowling center, so it’s not worth trying. But what you can do is make the wings and burgers and pizza that they are going to order because that’s what they expect to eat, surprisingly good.

Brett Parker (34:42):

That’s really been our approach. We worked hard to do that and to have some interesting food items. You saw on the video that giant burger, that’s called the Behemoth Burger. I challenge anyone to try to eat it by themselves in a week. It goes on a pizza tray. But it’s a really cool shareable item. We have the pizza cake was one of the things that you saw there. We’ve done some big, wow moment-type things from a food standpoint. But it’s really just about giving people a quality experience that’s in line with the other things they’re doing in their lives. They’re driving a fairly nice car to a fairly nice office and maybe they’re going to Morton’s for dinner on Friday night and we’d like to see them later in the week. We’re at a much lower entry point than those guys are but we can certainly compete for the same guest.

Jarrett Banks (IPO Edge) (35:41):

Now, before I hand it over to my colleague, John, for the audience Q&A, is there anything else you’d like to share that I haven’t asked about yet?

Brett Parker (35:52):

No. I would just say I, I would really come back to... I don’t know that, other than the process, the mechanism of getting public is particularly important. I think the question is, is this a good public company and what is it worth as a public company? Unlike much of the stuff that’s come through the SPAC funnel, this is not the next pre-revenue flying taxi company. We’ve been around for 25 years. We generate hundreds of millions of dollars a year in EBITDA. We’ve been doing it a long time.

Brett Parker (36:24):

Our existing management team, we went through 9/11 together when we only had one location and it was south of 14th street in Manhattan. We went through the ’08, ’09 crisis when we actually grew EBITDA ’08 to ’09 in the Bowlmor business. We’ve just come through COVID and we’re in a really strong position as anybody can see from looking at the materials that have been published. We feel great about where we are and we look forward to the future.

Jarrett Banks (IPO Edge) (36:52):

That’s great. Okay. I’ll hand it back over to John Jannarone, my colleague.

John Jannarone (IPO Edge) (36:57):

Great. Thanks a lot, Jarrett. We’ve got plenty of questions here to ask Brett. I encourage everyone to keep sending them in if you’ve got some. Brett, I want to go back to the consolidation strategy momentarily here, if we can. Can you tell me what it’s been like when you approach a bowling center today versus how it was two or three years ago? Having gone through COVID, in most cases, having to be shuttered for months, maybe a year in some cases, what are those conversations like and have things swung more to your advantage?

Brett Parker (37:28):

Sure. The answer is yes but not maybe particularly in the way that people would expect. There hasn’t been this rush for the exits because bowling is still fundamentally a really good business. You’re not seeing massive bargains but what you are seeing is historically the good centers in a given market, centers that were doing three, four, $5 million in good locations in good markets just weren’t actionable. People wouldn’t take your call or they wouldn’t talk to you if they did take a call. It was just very hard to get them off the dime. COVID shook those people, most of whom are septuagenarian or octogenarian absentee owners of a single location. It reminded them that there is a level of risk to these businesses and that maybe they’d be better off monetizing them and putting them in the hands of a capable operating team.

Brett Parker (38:28):

What we’ve seen is that our deal pipeline has just expanded dramatically as a result. These deals that were never actionable are now actionable. It’s not so much a matter of desperation as it is a matter of willingness. We’ve really focused on, as we always have, the best deals that we can find. We’ve just been stamping them out. We’ve also been able to, since we’ve a bunch of them, build a very positive reputation in the space where... It’s not a particularly huge industry. People know each other, at least regionally. We’ve got a good reputation as reasonable to do business with. If we say we’re going to do a deal, we do it. We always close. We show up with cash. There’s no shenanigans. I think that really served us well, too.

John Jannarone (IPO Edge) (39:17):

All right. That makes a lot of sense. Sticking on the M&A theme for a moment here, if we can, Brett, I spoke to you yesterday briefly ahead of our event today. I was wondering, what makes a good target bowling center? If it’s next to an airport where people are in transit, you said, “Oh, maybe not.” You might think that’s a good spot but you guys like to be where people actually live and hang out on the weekends, right?

Brett Parker (39:39):

Yeah. You want to be where there’s a reasonable amount of density and affluence. It’s interesting that you say it in that way, because we have some urban locations that don’t have as much weekend traffic as you might expect but they do so well with corporate events and corporate traffic during the week, that you can sort of make [inaudible 00:40:02]. But for the most part, yes. We love locations like our location in Dolphin Mall in Western Dade County in Miami, which is not Miami beach, not the sexiest part of Miami, but it’s where actually the residential density is. It’s been an enormously successful location for us for 17 years. We opened that in 2004. That’s been great.

Brett Parker (40:29):

In terms of the acquisition game, we look at particular markets that we target. We look at their existing revenue generation because that’s usually at least directionally indicative of what they can do and we want to make sure that they’re going to be worth the effort. You look at the competitive landscape and then you look at the typical demographic influences that you would look at if you were bringing [inaudible 00:40:57] market.

John Jannarone (IPO Edge) (40:58):

All right, great. Now someone asked about how important league play is. There’s a slide in the presentation deck, which by the way, I encourage everybody to look up. Just google Bowlero SPAC investor presentation, you’ll find it. But can you talk about how that revenue stream looks to you? My guess is that because it’s recurring, you might value it even more than you would, people who just come in a few times a year. How do you look at that revenue stream?

Brett Parker (41:23):

It’s interesting. It has its benefits and it has its cost. Yes, it’s recurring, which is great. It tends to come in off-peak, which is great. You tend to have pretty good loyalty where folks will stick around. We’ve actually been able to grow that business over the last several years by taking share through providing a better offering. All those things are wonderful. The only downside of leagues is that they do price at a discount, so they’re lower margin. If you could fill every minute of every day with a corporate event, you would do that because that’s going to be your highest margin revenue. But you can’t do that anywhere but not even for the most part in most places. What we do is we try to scale the league supply to a point where it fills all of our off-peak times, and those are different by location.

Brett Parker (42:28):

Again, if you have a very much the blue-collar, industrial area type of a place that might stretch into the weekend because there just isn’t that retail demand. Then where there’s the retail demand we’ll shrink that league supply so that we size it so that its benefits of being recurring reliable revenue are great, but that it doesn’t push out the opportunity to bring in higher-margin revenue that’s available.

Brett Parker (42:55):

We love the league customer. We view them as very important they’re core to us. I would say that was a pivot in our strategy. A handful of years ago, we were much more I would say quick to push leagues out when we took over a center historically. Now that’s not a knee-jerk reaction. There may be some normalizing out of the gates, but we really value those relationships and look to maintain them, even if we have to get people to work with us about shifting days or times so that it works for everybody.

John Jannarone (IPO Edge) (43:31):

That’s really interesting. Brett, something else that jumped out of me, oh, by the way, someone just asked will there be a replay. Yes, I’ll just mention that right now. It should be up on ipo-edge.com top of the homepage in a couple hours. Also, equally easily, you can look it up under the stock ticker and that’s ISOS on Yahoo Finance or on Bloomberg terminals and find it there. Brett, I want to talk about margins for a second. Some of them jumped out at me, that’s again, in the presentation deck is that your EBITDA margin is considerably higher than of these other entertainment players. Can you just help in layman’s terms me understand that? I have to imagine you’ve got to buy shoes and these machines need to be repaired. But does the maintenance CapEx maybe lower than people would guess?

Brett Parker (44:11):

Yeah. Well, I mean the maintenance CapEx is really low and it’s around 10 million for our whole fleet right now, 10 to 12 million and that’s roofs HV/HT parking lots, that sort of thing. Shoes, balls, pins, the consumables all are getting expensed through the P&L. But the payback period on a pair of shoes in a busy center is typically measured in days. It’s highly efficient even when you replace them often. What really makes the difference is that fundamental core fact that more than two-thirds of our revenue has zero variable costs associated with it. The machines, they’re almost anachronistic in that they’re these just big mechanical metal things. There’s three motors on each one. Our maintenance staff is capable of rebuilding those motors.

Brett Parker (45:08):

If something breaks on a machine, it can typically be welded back together. You don’t have this replacement cycle on the bowling machines. The best machines out there were built in the 70s. That’s an AMF 82-70, which is our preferred machine that we tend to put in. Although now there’s finally been a leap in technology to these string-based machines which use a lot less electricity, they’re less dangerous to operate and they break down a lot less. There’s been some evolution there. But, look overall in terms of margin, it’s that core feature that bowling shoes almost no variable cost. Arcade is another almost 10% of revenue that has more than 90% EBITDA margins. Our least profitable line of business is F&B, which is still a high-margin business.

John Jannarone (IPO Edge) (45:59):

Great. Let’s talk more about entertainment for a second. Now, as you said, it’s not the biggest piece of revenue by a long shot, but the ROI is very high. Is there room to keep growing that? It seems like a business you’d want to keep running all day long if you could. Keep investing in it, maybe add more machines?

Brett Parker (46:16):

Yeah. There’s two ways that that continues to grow. One is there’s still, I would have to look at a current count because it’s always moving, but let’s just say for sake of argument, there are about 60 in the system that still have third-party-owned games, where we can put in arcades. So that’s a no-brainer. The other thing is at when we build new centers, we’ve allocated more and more space to games and then also programmed the spaces so that generally you have to walk through the arcade to get to the front desk. It’s through that casino model, where you have to walk through the casino to check-in for your hotel room. We’ve applied that to great effect. Then some of our new centers we’re doing tremendous arcade business as a result. Expanding it within the current footprint. Then it’s more and more of a focus in the centers as we expand the footprint.

John Jannarone (IPO Edge) (47:13):

Gotcha, and it makes a lot of sense. Let’s talk big-picture demographics for a minute if we can. I have to wonder as Jarrett was discussing with you as far as who your customer is. Are kids still excited about bowling, the younger generation? Are you expecting them to keep coming to go bowling no matter where it is, even if it’s not with you? Is that working in your favor as a tailwind?

Brett Parker (47:33):

Yeah. Look, kids love bowling. Bowling’s been through a lot of generations in the US. Really, it’s unlike really anything else. The average cycle time, I think the average bowling center in the US was built in ’59 or ’60. These things have been around a long time and through a lot of generations and people continue to come. What we’re seeing is if you think about actual sport bowling, there’s been, I know this was true at least as of about a year ago. That high school bowling was the fastest-growing high school sport and college bowling is becoming increasingly popular.

Brett Parker (48:14):

There’s a lot on the competitive side, but more importantly, really is what’s going on in retail basis. If you look at gen-X or, gen-Z and millennials, they’re spending an increasingly large share of their wallet on experiences rather than on things. They want that Instagramable moment. Being in one of our centers with their friends, celebrating their bowling and cheers with a drink or whatever they’re doing provides just that kind of experience at a very high-value price point. We’ve seen a ton of traction with people as they continue to age in.

John Jannarone (IPO Edge) (48:55):

Another thing that you and I discussed quickly, Brett was whether or not people might just want to come there to hang out or to eat. You said that you think it might be a mistake to try to make that your objective. You want people to come there and still bowl, right?

Brett Parker (49:07):

Yeah. Look, it’s fine if people want to do that. But it’s a really tough place to compete. If you think about other more upscale bowling center operators, I think where they’ve gone astray in a lot of cases is focusing too much on that, F&B element and trying to convince people to come just for that. I think that’s a losing battle. For us when we allocate space in a new build, for example, the first thing is how many lanes can we shoe-horn into this place? We maximize that number. Then we program everything else around that. This is unapologetically a bowling business because the economics of bowling are effectively magical in terms of margins and all the things that we’ve talked about and that’s our core. That’s what we want to remain true or two. Do we provide an excellent food and beverage experience? Yes, I think we do. Do we have sit-down areas within our lounges where you can sit and eat a meal? Absolutely. But is that our primary focus in terms of how we’re competing for guests? No.

John Jannarone (IPO Edge) (50:08):

Gotcha. Now let’s shift overseas again for a minute. I know you touched on this earlier, but when I look at this brand Bowlero has been around for, or Bowlmor has been around for nearly a century, I guess, even some of the ones that you’ve acquired. When you look overseas, could this be licensed much like a restaurant would where you would take a percentage of sales or something? How would that look? Is the brand as strong as I’m imagining it might be to some people who are in that entertainment world?

Brett Parker (50:38):

Yeah, two things. One, yes, I think you absolutely can license it on a percent of top-line, percent or bottom-line base fee structure like you would with a restaurant. I think there’s plenty of runway to do that. Where we really add value is two ways. One, we like the brand and we think the brand is good and the brand is strong and the brand will travel. Two is the operating playbook that comes along with it, is really robust. One of the things we didn’t touch on earlier was our QMS business, quantitative management solutions. Which is an algorithmically powered business optimization tool that we developed beginning 2014, that essentially takes all of the data available for all of the locations and sets them into peer sets and then identifies the best performer across 20 metrics or so top and bottom line, within each peer set and then measures the rest of the centers against that one and identifies the gaps.

Brett Parker (51:40):

Then there’s a visualization tool that shows where the biggest actionable opportunities to improve performance are, that takes you through to a recommendation engine that force ranks four or five tactical opportunities that you could undertake to improve that metric. Then you can click through that directly to the learning management solution area, where you could see training videos and all the materials that you would need to implement something. That tool would be part of that value brought opposition and our training on its own is very high value. I think there’s a lot that we can bring to the table in terms of a fully professionalized operation that would be attractive to potential licensees.

John Jannarone (IPO Edge) (52:27):

Gotcha. That’s a really interesting strategy. On the digital stuff once again, how much of an impact, just how helpful is it to have people able to book in advance? Are there things that you can do to really connect with your customers, like have an app or something like that, where you can really be right there and in their face, the second they think of booking a bowling lane? Is that really when you think about it in financial terms, can that really add value compared with the old-fashioned way of paying in cash and walking up at the counter and seeing what’s available?

Brett Parker (52:56):

Yeah. Sort of two separate questions there. One, the prepaying and pre-booking a lane is extremely popular, particularly in our busier centers where people figure out that that’s the way to avoid the wait and they are willing to pay a premium to do it. We brought that experience from being totally offline to largely online for the simple things like lane reservations over the last several years. That’s been enormously successful at reducing friction. It increases our margins because you don’t have to pay salesperson a commission when they book it through a system. And our guests like it because they can go on at 10:00 PM on Saturday and book for midnight. That’s very popular.

Brett Parker (53:48):

The app is a bit of a different question. As gamification and gaming become more and more part of this, I think there’ll be justification enough to get people to download the app. Right now, visitation is infrequent to the point where I think getting people to download an app for it is pretty hard. We’ve done it more on the responsive website, where it’s still optimized to do it on your phone, you can pay with Apple Pay and Google Pay and all that. It’s sort of indistinguishable, but from a technological standpoint, there’s a much lower barrier because you don’t have to download that app on your phone.

John Jannarone (IPO Edge) (54:22):

Great. Get into a little bit of wonky real estate topic where we can for just a second here, not for too long. But let’s talk about sale-leasebacks and the possibility of doing a REIT. What’s the obvious move right now when you get a new location and what could it be over time if valuation shift?

Brett Parker (54:40):

Sure. Historically, we have utilized the sale-leaseback market extensively. We’ve done $277 million worth of sale-leaseback since 2014. The reason to do this is that it’s allowed our M&A strategy to be very capital efficient. We can take a center and we can have a portion of the EBITDA on a [inaudible 00:55:05] basis go to rent. Then we can monetize that rent at say a six cap, which is 16.7 times. If you compare that to our trading multiple of call it 10 out of the gates, you’ve got a pretty good arbitrage there.

Brett Parker (55:19):

We’ve also had situations where we’ve been able to acquire centers and pay for more than all of the purchase price through a sale-leaseback and retain 40% of EBITDA [inaudible 00:55:31] EBITDA. Those are off-the-charts home run deals. And that’s been very obvious in terms of it being the best way for us to grow, while we’ve been private and trading at private company type multiples for a business like ours. And while we’ve been not so much capital constrained, but maybe less flush than we are today.

Brett Parker (55:54):

Over the recent period, we’ve started to aggregate real estate. Now the obvious play or the sort of natural play is, we’re going to buy it and hold it. That’s true for a couple reasons. One is, there’s a lot of optionality in owning real estate. Two is as our multiple expands, which we expect that it will do, the arbitrage between operating income and rent paid to a sale-leaseback provider, gets smaller and could potentially invert. For now, we’re in really a buy and hold mode, knowing that we could monetize those properties through sale-leasebacks. We could lever them with mortgages. We could spin it out into an OpCo/PropCo, there’s any number of things that we could do, and we’re evaluating all those opportunities and there’s value to be created in all of them.

Brett Parker (56:45):

But for now, we think we just are best served by aggregating to scale. We own call it 30 of our locations now. As that number starts to approach 50, you’ve got a pretty big basket of real estate that I think would be attractive to a lot of different players in all of those parts of the real estate market, and give us an opportunity to you make the optimal decision at the optimal time. We’re flushing up with cash now and generating enough cash that there’s no reason to deviate from that strategy.

John Jannarone (IPO Edge) (57:17):

Great. That makes a lot of sense. We’re running out of time here. But one more thing I wanted to ask you, Brett, is can you talk a little bit about... Let’s talk about something fun here. How about marketing events? Can you tell us, give us a little preview on anything that’s coming up with the PBA, maybe with some celebrities or celebrity bowlers?

Brett Parker (57:34):

Yeah. We have, not that all of our PBA bowlers aren’t celebrities in their own right, because we think that at least some of them are [inaudible 00:57:43]. But we do have a Chris Paul invitational coming up later this year. Which is Chris Paul, Terrell Owens and a couple of other celebrities. They’ve paired with our pros and that’ll be on Fox. Unfortunately, I don’t have the date handy, but that is upcoming and it’ll be available on pba.com. You’ll be able to see when it’s going to air and it’ll be NFL adjacent. That’s an important slot for us. It’s typically our most-viewed show of the year, so we’re looking forward to that.

John Jannarone (IPO Edge) (58:20):

All right. Great. Well, I think we should leave it on that note. Brett, this has been great. Thanks so much. Thank you to everyone in the audience, especially those who sent in questions. This will be available for replay in a couple of hours on ipo-edge.com. Or just go to the ISOS ticker on Yahoo Finance or on Bloomberg Terminals and you check it out there. Thanks again, everyone for joining. This was a terrific event.

Brett Parker (58:38):

Thanks for having me, John. Take care.

John Jannarone (IPO Edge) (58:39):

You bet.

* * * * *

About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4, which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction. Isos will file a definitive proxy statement/prospectus, and will file other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement/prospectus will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS INCLUDED THEREIN, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents containing important information about Isos and Bowlero as and when such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’ shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including Isos’ preliminary proxy statement/prospectus filed with the SEC on Form S-4 and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on Form S-1. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that set forth in the preliminary proxy statement/prospectus filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.